ACADIA HEALTHCARE COMPANY, INC.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

October 31, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Rose Zukin

Re:	Acadia Healthcare Company, Inc.
Registration Statement on Form S-3
(SEC File No. 333-184456), originally filed on October 17, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Acadia Healthcare Company, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-184456), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Thursday, November 1, 2012, or as soon thereafter as possible. In addition, the Company hereby confirms that it is aware of its obligations under the Act and acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James H. Nixon III, our legal counsel, at (615) 850-8855, as soon as the Registration Statement has been declared effective.

Sincerely,

Acadia Healthcare Company, Inc.

By:	/s/ Christopher L. Howard
Christopher L. Howard Executive Vice President, General Counsel and Secretary

cc: James H. Nixon III